[John Hancock Letterhead]

April 20, 2006 - Submitted Electronically Via EDGAR

Alison T. White
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644

Re:  Post-Effective Amendments to Variable Annuity Registrations on Form N-4:
     Revolution Access (Reg. No. 33-84769),
     Independence (Reg. No. 33-34813)

Dear Ms. White:

This letter is in response to the comments you provided during our April 7, 20006 telephone conversation relating to post-effective amendments filed on February 27, 2006 for the captioned Registration Statements. We respond in the order of your comments, as summarized below. We use the term "Rev" when a comment applies to the Revolution Access Registration referenced above, "Ind" when a comment applies to the Independence Registration and "Universal" when a comment applies to both amendments. Except where otherwise stated, we underline specific examples of prospectus or Statement of Additional Information text revisions for staff review only.

Comment 1 (Universal): Please include a conspicuous fund prospectus offer.

RESPONSE 1: We will revise the Rev and Ind prospectuses to state the offer of a Fund's prospectus in bold-faced type in the prospectuses' description of the Funds as follows:

     You can find a full description of each Fund, including the investment objectives, policies and restrictions of, and the risks relating to, investment in the Fund in the prospectus for that Fund. YOU CAN OBTAIN A COPY OF A FUND'S PROSPECTUS, WITHOUT CHARGE, BY CONTACTING US AT THE ANNUITIES SERVICE CENTER SHOWN ON THE FIRST PAGE OF THIS PROSPECTUS. YOU SHOULD READ THE FUND'S PROSPECTUS CAREFULLY BEFORE INVESTING IN THE CORRESPONDING VARIABLE INVESTMENT OPTION.

Comment 2 (Rev): Please explain supplementally why the description of guarantees applicable to fixed investment options that appears in your post-effective amendment to Reg. No. 33-84769 does not apply to the variable annuity registration statements for Venture (Reg. Nos.333-70728, 333-70730, 33-79112, 33-46217), Venture III (Reg. Nos.333-70850, 333-83558),Vantage (Reg.
No.333-71072) and Vision (Reg. Nos. 333-71074, 333-61283).

RESPONSE 2: The fixed investment options described in Reg. No. 33-84769 are subject to a market value adjustment ("MVA") under combination fixed and variable annuity contracts

                                                           Alison T. White, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                                  April 20, 2006
                                                                    Page 2 of 19


issued by John Hancock Variable Life Insurance Company. The parent of that company has unconditionally guaranteed MVA interests under those contracts (see Reg. No. 333-124224). John Hancock Variable Life Insurance Company does not issue Venture, Venture III, Vantage and Vision contracts and the parent company guarantees applicable to the MVA do not apply to the fixed investment options for such other contracts.

Comment 3 (Rev): The prospectus is confusing with respect to new purchases. Will new certificates be issued under existing group contracts? If so, please explain supplementally why the prospectus for so many products would not be confusing to a purchaser of a new Contract. Also note on page 22 the reference to Accumulated Value Enhancement indicates that you may elect it when you apply, and the reference on page 52 to the Optional Enhanced Death Benefit and other optional benefits indicates conditions when you are applying for the Contracts, which implies that you are currently issuing the Contracts.

RESPONSE 3: We do not intend to issue new certificates under existing group contracts for the captioned variable annuity products. We will revise the Question on page 21 to read "What Other Optional Benefits May Have Been Available to Me Under a Contract?" In addition, we will revise the response to this question and the reference on page 52 to indicate that the optional benefits were only available at time of purchase.

Comment 4 (Rev): Please disclose the amount of the payment enhancement benefit ("Credit Enhancement") on the cover page of the prospectus.

RESPONSE 4: We will revise the cover page to include the following revisions in the paragraph concerning the Payment Enhancement benefit to read as follows:

** If you purchased a Revolution Extra Contract, we will add an "Extra Credit" of at least 3.5% of each Purchase Payment that you make under that Contract. Because of this feature, the withdrawal charge applicable to certain withdrawals of Contract Value may be higher than those imposed under Contracts without an "Extra Credit" or "bonus" feature. The amount of the Extra Credit may be more than offset by the withdrawal charge if you prematurely "surrender" or otherwise withdraw money in excess of the free withdrawal amounts while this charge is in effect.

Comment 5 (Universal): In the Overview, revise to delete statement that the terms of a Contract control over the statements in the prospectus.

RESPONSE 5: We will delete the sentence in the Overview section of the Rev and Ind prospectuses relating to "control" and revise the first paragraph in the response to "To What Extent Can John Hancock Vary the Terms and Conditions of the Contracts?" to read as follows:

     Insurance laws and regulations apply to us in every state in which our Contracts were sold. As a result, various terms and conditions of your Contract may vary from the terms and conditions described in this Prospectus, depending upon where you purchased a Contract. These variations are reflected in your Contract [or in a Rider attached to your Contract-Rev only].

Comment 6 (Universal): Please revise to insert the Glossary before the Overview.

RESPONSE 6: We will revise the Rev and Ind prospectuses to insert the Glossary before the Overview.

                                                           Alison T. White, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                                  April 20, 2006
                                                                    Page 3 of 19


Comment 7 (Universal): Please delete the phrase "and the net asset value of the Funds may be determined" from the definition of "Business Day."

RESPONSE 7: We will revise the Rev and Ind prospectuses to delete the phrase "and the net asset value of the Funds may be determined" from the definition of "Business Day."

Comment 8 (Universal): Please disclose the range of state premium taxes in a footnote to the Fee Tables.

RESPONSE 8: We will disclose the range of state premium taxes in a footnote to the Fee Tables in the Rev and Ind prospectuses.

Comment 9 (Universal): Please provide the staff with copies of updated examples and updated fund level expense tables before filing additional post-effective amendments to these registration statements.

RESPONSE 9: We include copies of updated examples on Attachments 1 - 2 to this response and we include copies of the updated fund level expense tables on Attachments 3 - 4 of this response.

Comment 10 (Rev): Please note that the expense examples must include maximum fees, including riders.

RESPONSE 10: We will include maximum expenses, including riders, on the maximum cost examples for this prospectus, as shown in Attachment 1.

Comment 11 (Universal): Please revise so that: (a) the examples immediately follow the prospectuses' minimum and maximum fund expense table; and (b) the table on specific underlying fund expenses follows the examples.

RESPONSE 11: We will revise the Rev and Ind prospectuses so that the expense examples immediately follow the prospectuses' minimum and maximum fund expense table. We will include the fund expense tables for these prospectuses, as shown in Attachments 3 and 4, immediately following the expense examples.

Comment 12 (Rev): Footnote 7 indicates that the Insurer reserves the right to increase the charge. You must show the maximum possible fee in the expense table, as stated in General Instruction 5 to Item 3 of Form N-4.

RESPONSE 12: General Instruction 5 states that the maximum guaranteed charge must be shown in the table and that the Registrant may show the current charge in addition to "the" maximum charge. We understand the instruction to permit disclosure of a non-guaranteed optional rider charge in the manner shown. Nonetheless, we will:

                                                           Alison T. White, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                                  April 20, 2006
                                                                    Page 4 of 19


     - add an additional line in the Fee Table to indicate that the maximum charge for the rider is 1.00%;

     - disclose the maximum charge immediately above the current charge, which we will label as the "Current" charge;

     - include the amount of the maximum charge for this rider in our calculation for the first Rev expense example, as shown in Attachment 1; and

     -    revise the footnote to read as follows:

     This Rider is available only if you purchased the Waiver of Withdrawal Charge Rider as well. We do not currently impose the maximum charge shown, but reserve the right to do so on a uniform basis for all Accumulated Value Enhancement Riders issued in the same state.

Comment 13 (Rev): Please confirm supplementally, if true, that the expense example information for the Revolution Extra variable annuity contract will not include any incremental increase in fees attributable to the enhancement. The prospectus states that the extra credit "will be treated for all purposes as 'earnings' under a Contract." If true, this would mean that the mortality and expense charge does not apply to any enhancements.

RESPONSE 13: The expense example information for the Revolution Extra variable annuity contract does not include any incremental increase in withdrawal charges because of the existence of "extra credits." Separate Account charges and certain rider fees, however, will be assessed against extra credits and included in the calculation of amounts shown in the expense example. We will revise the prospectus disclosure with respect to the Extra Credit feature, as contained in the response to the question "How Will the Value of My Investment in the Contract Change Over Time?" as follows:

     EXTRA CREDIT FEATURE

     (Available only on the Revolution Extra Variable Annuity Contracts)

     Each time you make a Purchase Payment, we will credit an extra amount to the total value of your Contract in addition to the amount of the Purchase Payment. If your Purchase Payment is greater than $10,000 and less than $2.5 million, the extra amount will be equal to 3.5% of the Purchase Payment. If your Purchase Payment is $2.5 million or more, the extra amount will be equal to 5.0% of the Purchase Payment. These extra amounts are referred to as extra credits. Each extra credit will be credited to your Contract at the same time the Purchase Payment is credited and will be allocated among the Variable Investment Options and the Fixed Investment Options in the same way that the Purchase Payment is allocated (see "Allocation of Purchase Payments"). However, each extra credit will be treated [ ]as "earnings" under your Contract, not as a Purchase Payment, for purposes of determining withdrawal charges. Amounts attributable to extra credits also will be considered "earnings" under a Contract for federal tax purposes and "earnings" with respect to our determination of certain benefits under your Contract and any optional benefit Riders that you may have purchased.

     We expect to make a profit from the Contracts and anticipate that a portion of the withdrawal charge, and any profits derived from other Contract fees and charges, will be used to help recover our cost of providing the Extra Credit feature. (For a description of these fees and charges, see the response to the question "What Fees and Charges will be Deducted from My Contract?") Under certain circumstances (such as a withdrawal of money that is in excess of the Free Withdrawal amounts, while a withdrawal charge is in effect) the cost associated with the Extra Credit feature may exceed the Extra Credit amount and any related earnings. You should consider this possibility before remitting any additional Purchase Payments for a Revolution Extra Contract.

                                                           Alison T. White, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                                  April 20, 2006
                                                                    Page 5 of 19


Comment 14 (Rev): In the Application for a Contract section on page 11 of the Rev prospectus, please specify the exchange on which you measure a Business Day.

RESPONSE 14: We will delete the paragraph in the "Application for a Contract" section that refers to an exchange, and will insert the following paragraph in the "Ways to Make Additional Purchase Payments" section in its place:

     We credit any additional Purchase Payments to your Contract at the close of the Business Day in which we receive them at the Annuities Service Center. Each Business Day ends at the close of regular trading for the day on the New York Stock Exchange. Usually this is 4:00 p.m., Eastern time. If we receive an additional Purchase Payment after the close of a Business Day, we will credit it to your Contract on the next Business Day.

Comment 15 (Universal): In the prospectuses' disclosure on additional purchase payments by wire, please advise your authority for holding an "incomplete" wire transfer for 5 days. Doesn't your contract include standing allocation instructions for additional purchase payments? What other reason is there for a wire transfer being deemed incomplete?

RESPONSE 15: A wire transfer may be incomplete if it is not accompanied or preceded by information to identify the application or Contract to which a payment applies. In such cases, the issuing company, its principal underwriter and/or an authorized dealer in the Contracts attempts to contact the appropriate parties to determine if the payment is an initial purchase payment in connection with an application for a variable contract. If so, and if an incomplete application is not made complete within five days after receipt of the wire transfer, the issuing company returns the initial purchase payment immediately and in full, unless the prospective purchaser specifically consents to the insurer retaining the purchase payment until the application is made complete. We will clarify the prospectuses' disclosure to indicate that this procedure does not apply to subsequent Purchase Payments, as follows:

     ADDITIONAL PURCHASE PAYMENTS BY WIRE

     You may transmit additional Purchase Payments by wire through your bank to our bank, as long as you provide appropriate instructions with the transmittal to identify your Contract and the selected Investment Options (unless you have provided us with standing allocation instructions). Information about our bank, our account number, and the ABA routing number may be obtained from the Annuities Service Center. Banks may charge a fee for wire services.

     If your wire order is complete, we will invest the additional Purchase Payment in your selected Investment Options as of the day we received the wire order. If the wire order is incomplete for an identified Contract, we will immediately return it.

Comment 16 (Universal): In the "Transfers Among Investment Options" disclosure on page 13 of the Rev prospectus and page 12 of the Ind prospectus, please disclose when transfer and withdrawal requests must be received.

RESPONSE 16:

We will delete the last paragraph in the "Transfers Among Investment Options"
section in each prospectus and replace it with the following:

     Your request becomes effective at the close of the Business Day in which we receive it, in proper form, at the Annuities Service Center. Each Business Day ends at the close of regular trading for the day on the

                                                           Alison T. White, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                                  April 20, 2006
                                                                    Page 6 of 19


     New York Stock Exchange. Usually this is 4:00 p.m., Eastern time. If we receive a transfer request, in proper form, after the close of a Business Day, it will become effective at the end of the next Business Day.

In addition, we will add the following paragraph to the "Surrenders and Partial Withdrawals" section in each prospectus:

     Your request to surrender your Contract or to make a partial withdrawal becomes effective at the close of the Business Day in which we receive it, in proper form, at the Annuities Service Center. Each Business Day ends at the close of regular trading for the day on the New York Stock Exchange. Usually this is 4:00 p.m., Eastern time. If we receive a request, in proper form, after the close of a Business Day, it will become effective at the end of the next Business Day.

Comment 17 (Universal): In the description of charges and deductions, please disclose the amount of each charge mentioned and include the withdrawal charge schedule. You must also show the maximum charges in the Fee Tables.

RESPONSE 17: We will mention the amount of each charge and repeat the table of withdrawal charges shown in the Fee Tables in the response to the question "What Fees and Charges will be Deducted from My Contract?" We will show the maximum charges in the Fee Tables (see Response 12).

Comment 18 (Universal): In the description of charges and deductions, please state that there are deductions and expenses paid out of assets of the portfolio companies (Funds) that are described in the prospectus for that company.

RESPONSE 18: We will add additional disclosure in response to the question "What Fees and Charges will be Deducted from My Contract?" as follows:

     We assess charges and deductions under the Contract against Purchase Payments, Contract Values or annuity benefit payments. Currently, there are no deductions made from Purchase Payments. In addition, there are deductions from and expenses paid out of the assets of the Funds that are described in the Funds' prospectuses.

Comment 19 (Rev): In the charges and deductions section of the prospectus, please clarify whether amounts credited under the Extra Credit feature are considered part of accumulated earnings for purposes of calculating withdrawal charges.

RESPONSE 19: We will revise prospectus disclosure in the charges and deductions section of the prospectus with respect to the "Free Withdrawal Amount" as follows:

     FREE WITHDRAWAL AMOUNTS (applicable to Revolution Extra and Revolution Value Contracts): If you purchased a Revolution Extra or Revolution Value Contract and have any profit in your Contract, you can always withdraw that profit without any withdrawal charge. By "profit," we mean the amount by which your Contract's total value exceeds the Purchase Payments you have paid and have not (as discussed below) already withdrawn. For Revolution Extra Contracts, "profit" also includes any amounts attributable to an Extra Credit. If your Contract doesn't have any profit (or you have withdrawn it all) you can still make charge free withdrawals, unless and until all of your withdrawals during the same Contract Year exceed 10% of all of the Purchase Payments you have paid to date.

                                                           Alison T. White, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                                  April 20, 2006
                                                                    Page 7 of 19


Comment 20 (Universal): Please refer to Guide 9 for SEC Form N-4 and explain whether, in the case of a partial withdrawal, the amount deducted will be a percentage of the amount requested by the contract owner or the total amount withdrawn, and whether the sales load will be deducted from the amount requested or from the amount remaining.

RESPONSE 20: In the case of a partial withdrawal, the withdrawal charge deducted will be a percentage of the total amount withdrawn. It will be deducted from the amount remaining in the contract after deduction of the amount requested. We will add additional prospectus disclosure in the Surrenders and Partial Withdrawal section as follows:

     We will deduct any partial withdrawal proportionally from each of your Investment Options based on the value in each, unless you direct otherwise. When you take a partial withdrawal, we deduct any applicable withdrawal charge as a percentage of the total amount withdrawn. We take any applicable withdrawal charge from the amount remaining in a Contract after we process the amount you request.

Comment 21 (Rev): Please explain supplementally why the issuer is imposing a signature guarantee requirement for the situations listed in the prospectus.

RESPONSE 21: The issuer has determined to impose signature guarantee requirements as a fraud deterrent on the basis of a third party review of the signature. The issuer has identified three specific instances where there may be a greater risk of forgery or other forms of misappropriation: (a) requests for proceeds mailed to an address other than that on record (an "alternate address"); (b) requests for withdrawal within 30 days of a change of address; and (c) requests for withdrawal amounts of $100,000 or more.

Comment 22 (Universal): In the prospectuses' description of the Separate Accounts, please include the statement required under Item 5(b)(2)(A) of Form N-4.

RESPONSE 22: We will revise each prospectuses' description of the Separate Accounts by deleting the third paragraph in the prospectus section entitled "How We Support the Variable Investment Options." We will replace that paragraph in the Rev prospectus with the following:

     The income, gains and losses, whether or not realized, from assets of our Separate Account are credited to or charged against the Separate Account without regard to our other income, gains, or losses. Nevertheless, all obligations arising under our Contracts are general corporate obligations of ours. Assets of our Separate Accounts may not be charged with liabilities arising out of any of our other business.

In the Ind prospectus, we will replace the paragraph with the following:

     The income, gains and losses, whether or not realized, from assets of each Separate Account are credited to or charged against that Separate Account without regard to our other income, gains, or losses. Nevertheless, all obligations arising under the respective Company's Contracts are general corporate obligations of that Company. Assets of our Separate Accounts may not be charged with liabilities arising out of any of our other business.

Comment 23 (Rev): With respect to the calculation of the MVA on page 30 of the Rev prospectus, please advise if you have registered the contract interests under the Securities Act of 1933.

RESPONSE 23: We registered such contract interests under the Securities Act of 1933 (see Reg. Nos. 333-124224).

                                                           Alison T. White, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                                  April 20, 2006
                                                                    Page 8 of 19


Comment 24 (Universal): Clarify that the form of an annuity that will be payable by default will be in the form of a variable annuity or a fixed annuity, as the case may be.

RESPONSE 24: We will clarify the section entitled "Selecting an Annuity Option" to disclose that, if an Annuity Option is not selected, we will provide for an Annuity Option on a fixed basis in the form of a life annuity with payments guaranteed for ten years.

Comment 25 (Universal): Are there any fees applicable to the loans discussed in the Tax Information section of the prospectuses? If so, disclose on the fee table and in your discussion of charges and deductions.

RESPONSE 25: We do not assess fees on loans at the present time and will make disclosure as requested in the event we determine to do so.

Comment 26 (Universal): In the Statement of Additional Information, please describe the types of charges you refer to in the description of the Separate Account's assets, and confirm that these fees and charges do not include contingent deferred sales loads that are not yet earned.

RESPONSE 26: The Separate Accounts' assets do not currently include any amounts with respect to accrued or contingent charges. We will clarify the disclosure as follows:

     In addition to the assets attributable to Contracts, the Separate Account may include amounts contributed by [JHLICO] [or JHVLICO, depending on the Depositor] to commence operations of a Variable Investment Option or an underlying Fund. From time to time these additional amounts may be transferred in cash by us to our general account. Before any such transfer, we will consider any possible adverse impact the transfer might have on any Variable Investment Option. The assets of one Variable Investment Option are not necessarily legally insulated from liabilities associated with another Variable Investment Option.

Comment 27 (Universal): In the respective Statement of Additional Information's description of voting privileges please add a statement to disclose that the effect of proportional voting is that a small number of contract owners can determine the outcome of a vote.

RESPONSE 27: We will add the following statement at the end of the fifth paragraph in the "Voting Privileges" section of the respective Statement of Additional Information:

     The effect of this proportional voting is that a small number of Contract Owners can determine the outcome of a vote.

Comment 28 (Rev): You state on page 17 of the text that you can always withdraw profit without any withdrawal charge. However, in the example of a withdrawal charge calculation for Declaration and Patriot Contracts in Appendix B to the prospectus, you only deduct 10% of the total value of the Contract under the free withdrawal provision. Why isn't the $2,000 of assumed profit also available under the free withdrawal provision?

                                                           Alison T. White, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                                  April 20, 2006
                                                                    Page 9 of 19


RESPONSE 28: The inclusion of earnings in the free withdrawal amount applies to Revolution Extra and Revolution Value Contracts, not to Declaration and Patriot Contracts. We will clarify the current paragraph on free withdrawal amounts (see Response 19) and add additional disclosure as follows:

     FREE WITHDRAWAL AMOUNTS (applicable to Patriot and Declaration Contracts):
     If you purchased a Patriot or Declaration Contract, you can make withdrawals without any withdrawal charge unless and until all of your withdrawals during the same Contract Year exceed 10% of all of the Purchase Payments you have paid to date.

Comment 29 (Ind): In Exhibit 10(a) of the Registration Statement, please clarify your incorporation by reference.

RESPONSE 29: The list of exhibits in response to Item 24(b) contains an erroneous reference to an Exhibit 10(a). Exhibit 9 on the list of exhibits contains an incorporation by reference to counsel's opinion and consent.

Comment 30 (Universal): Please note that the powers of attorney need to relate to specific '33 Act filings. Once you file a power of attorney for a specific '33 Act filing, you can incorporate by reference for subsequent amendments to that registration.

RESPONSE 30: We will refile powers of attorney that relate to the specific '33 Act filing in the next post-effective amendment to each of the captioned registration statements.

Comment 31 (Universal): In the undertakings filed as part of each registration statement, please revise to refer to the respective insurance companies' current name.

RESPONSE 31: We will file undertakings in the name of John Hancock Life Insurance Company and John Hancock Variable Life Insurance Company.

Comment 32: In your response to these comments, please include Tandy representations.

RESPONSE 32: The Commission staff ("Staff") has requested that the Registrants of the captioned Registration Statements acknowledge and agree, and such Registrants do hereby acknowledge and agree, that:

     - should the Commission or the Staff, acting pursuant to delegated authority, declare the respective filing effective, it does not foreclose the Commission from taking any action with respect to such filing;

     - the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring a filing effective, does not relieve the respective Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - the Registrants may not assert such action of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                           Alison T. White, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                                  April 20, 2006
                                                                   Page 10 of 19


Please do not hesitate to contact me on any matters regarding John Hancock's variable annuity filings at (617) 663-2184 or, in my absence, please contact Kimberly Ciccarelli, Esq. at (617) 663-2191.

                                        Very truly yours.


                                        s/ Arnold R. Bergman
                                        ----------------------------------------
                                        Arnold R. Bergman
                                        Chief Counsel - Annuities

                                                              Alison White, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                                  April 20, 2006
                                                                    Attachment 1

ATTACHMENT 1. EXPENSE EXAMPLES FOR REVOLUTION ACCESS (REG NO. 33-84769), REVOLUTION EXTRA (REG. NO. 333-84767), REVOLUTION VALUE (REG. NO. 333-81127), AND DECLARATION AND PATRIOT (REG NO. 333-64947) VARIABLE ANNUITIES

EXAMPLES

The following two examples are intended to help you compare the cost of investing in Contracts with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses and Fund fees and expenses.

The first example assumes that you invest $10,000 in a Contract with all the optional benefit riders that may have been available. The first example also assumes that your investment has a 5% return each year and assumes the maximum annual Contract fee and the maximum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

                   MAXIMUM FUND LEVEL TOTAL OPERATING EXPENSES

DECLARATION VARIABLE ANNUITY WITH
ENHANCED "STEPPED-UP" DEATH BENEFIT
RIDER, ACCIDENTAL DEATH BENEFIT RIDER
AND NURSING HOME WAIVER RIDER              1 YEAR   3 YEARS   5 YEARS   10 YEARS
-------------------------------------      ------   -------   -------   --------
If you surrender the Contract at the end
of the applicable time period:              $831     $1,338    $1,872    $3,200

If you annuitize, or do not surrender
the Contract at the end of the
applicable time period:                     $291     $  890    $1,516    $3,200

PATRIOT PREFERRED VARIABLE ANNUITY WITH
ENHANCED "STEPPED-UP" DEATH BENEFIT
RIDER, ACCIDENTAL DEATH BENEFIT RIDER
AND NURSING HOME WAIVER RIDER              1 YEAR   3 YEARS   5 YEARS   10 YEARS
---------------------------------------    ------   -------   -------   --------
If you surrender the Contract at the end
of the applicable time period:              $829     $1,334    $1,866    $3,187

If you annuitize, or do not surrender
the Contract at the end of the
applicable time period:                     $289     $  886    $1,509    $3,187

REVOLUTION ACCESS VARIABLE ANNUITY WITH
ENHANCED DEATH BENEFIT RIDER, EARNINGS
ENHANCEMENT DEATH BENEFIT RIDER,
ACCUMULATED VALUE ENHANCEMENT RIDER AND
GUARANTEED RETIREMENT INCOME BENEFIT
RIDER                                      1 YEAR   3 YEARS   5 YEARS   10 YEARS
---------------------------------------    ------   -------   -------   --------
If you surrender the Contract at the end
of the applicable time period:              $378     $1,147    $1,934    $3,980

If you annuitize, or do not surrender
the Contract at the end of the
applicable time period:                     $378     $1,147    $1,934    $3,980

                                                           Alison T. White, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                                  April 20, 2006
                                                                    Attachment 1
                                                                   Page 12 of 19


                   MAXIMUM FUND LEVEL TOTAL OPERATING EXPENSES

REVOLUTION EXTRA VARIABLE ANNUITY WITH
WAIVER OF WITHDRAWAL CHARGE RIDER,
ENHANCED DEATH BENEFIT RIDER, EARNINGS
ENHANCEMENT DEATH BENEFIT RIDER,
ACCUMULATED VALUE ENHANCEMENT RIDER AND
GUARANTEED RETIREMENT INCOME BENEFIT
RIDER                                      1 YEAR   3 YEARS   5 YEARS   10 YEARS
---------------------------------------    ------   -------   -------   --------
If you surrender the Contract at the end
of the applicable time period:             $1,014    $1,793    $2,499    $4,034

If you annuitize, or do not surrender
the Contract at the end of the
applicable time period:                    $  384    $1,165    $1,962    $4,034

REVOLUTION VALUE VARIABLE ANNUITY WITH
WAIVER OF WITHDRAWAL CHARGE RIDER,
ENHANCED DEATH BENEFIT RIDER, EARNINGS
ENHANCEMENT DEATH BENEFIT RIDER,
ACCUMULATED VALUE ENHANCEMENT RIDER AND
GUARANTEED RETIREMENT INCOME BENEFIT
RIDER                                      1 YEAR   3 YEARS   5 YEARS   10 YEARS
---------------------------------------    ------   -------   -------   --------
If you surrender the Contract at the end
of the applicable time period:             $1,013    $1,610    $2,224    $4,022

If you annuitize, or do not surrender
the Contract at the end of the
applicable time period:                    $  383    $1,161    $1,956    $4,022

The next example assumes that you invest $10,000 in a Contract with no optional benefit riders for the time periods indicated. This example also assumes that your investment has a 5% return each year and assumes the average annual Contract fee we expect to receive for the Contracts and the minimum fees and expenses of any of the Funds.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

                   MINIMUM FUND LEVEL TOTAL OPERATING EXPENSES

DECLARATION VARIABLE ANNUITY               1 YEAR   3 YEARS   5 YEARS   10 YEARS
----------------------------               ------   -------   -------   --------
If you surrender the Contract at the end
of the applicable time period:              $721     $1,006    $1,318    $2,091

If you annuitize, or do not surrender
the Contract at the end of the
applicable time period:                     $181     $  559    $  963    $2,091

PATRIOT PREFERRED VARIABLE ANNUITY         1 YEAR   3 YEARS   5 YEARS   10 YEARS
----------------------------------         ------   -------   -------   --------
If you surrender the Contract at the end
of the applicable time period:              $720     $1,004    $1,313    $2,083

If you annuitize, or do not surrender
the Contract at the end of the
applicable time period:                     $180     $  557    $  959    $2,083

REVOLUTION ACCESS VARIABLE ANNUITY         1 YEAR   3 YEARS   5 YEARS   10 YEARS
----------------------------------         ------   -------   -------   --------
If you surrender the Contract at the end
of the applicable time period:              $180      $557      $959     $2,083

If you annuitize, or do not surrender
the Contract at the end of the
applicable time period:                     $180      $557      $959     $2,083

                                                           Alison T. White, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                                  April 20, 2006
                                                                    Attachment 1
                                                                   Page 13 of 19


                   MINIMUM FUND LEVEL TOTAL OPERATING EXPENSES

REVOLUTION EXTRA VARIABLE ANNUITY          1 YEAR   3 YEARS   5 YEARS   10 YEARS
---------------------------------          ------   -------   -------   --------
If you surrender the Contract at the end
of the applicable time period:              $810     $1,184    $1,493    $2,088

If you annuitize, or do not surrender
the Contract at the end of the
applicable time period:                     $180     $  558    $  961    $2,088

REVOLUTION VALUE VARIABLE ANNUITY          1 YEAR   3 YEARS   5 YEARS   10 YEARS
---------------------------------          ------   -------   -------   --------
If you surrender the Contract at the end
of the applicable time period:              $809     $1,003    $1,223    $2,080

If you annuitize, or do not surrender
the Contract at the end of the
applicable time period:                     $179     $  556    $  957    $2,080

                                                              Alison White, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                                  April 20, 2006
                                                                    Attachment 2

ATTACHMENT 2. EXPENSE EXAMPLES FOR INDEPENDENCE (REG. NO. 33-34813), JHLICO INDEPENDENCE PRODUCTS (REG. NO. 33-82646) AND JHVLICO INDEPENDENCE PRODUCTS (REG. NO. 33-82648) VARIABLE ANNUITIES

EXAMPLES

The following two examples are intended to help you compare the cost of investing in an Independence Variable Annuity, Independence Preferred Variable Annuity, or Independence 2000 Variable Annuity Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses.

The first example assumes that you invest $10,000 in a Contract and that your investment has a 5% return each year. This example assumes the maximum annual contact fee and the maximum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

                   MAXIMUM FUND LEVEL TOTAL OPERATING EXPENSES

INDEPENDENCE VARIABLE ANNUITY                      1 YEAR   3 YEARS   5 YEARS   10 YEARS
-----------------------------                      ------   -------   -------   --------
If you surrender the Contract at the end of the
applicable time period:                            $  999    $1,574    $2,085    $3,093

If you annuitize, or do not surrender the
Contract at the end of the applicable time
period                                             $  279    $  857    $1,461    $3,093

INDEPENDENCE PREFERRED VARIABLE ANNUITY            1 YEAR   3 YEARS   5 YEARS   10 YEARS
---------------------------------------            ------   -------   -------   --------
If you surrender the Contract at the end of the
applicable time period:                            $1,008    $1,598    $2,126    $3,173

If you annuitize, or do not surrender the
Contract at the end of the applicable time
period                                             $  288    $  882    $1,502    $3,173

INDEPENDENCE 2000 VARIABLE ANNUITY                 1 YEAR   3 YEARS   5 YEARS   10 YEARS
----------------------------------                 ------   -------   -------   --------
If you surrender the Contract at the end of the
applicable time period:                            $  913    $1,315    $1,745    $3,125

If you annuitize, or do not surrender the
Contract at the end of the applicable time
period                                             $  283    $  867    $1,477    $3,125

The next example also assumes that you invest $10,000 in a Contract and that your investment has a 5% return each year. This example assumes the average annual Contract fee we expect to receive for the Contracts and the minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

                   MINIMUM FUND LEVEL TOTAL OPERATING EXPENSES

INDEPENDENCE VARIABLE ANNUITY                      1 YEAR   3 YEARS   5 YEARS   10 YEARS
-----------------------------                      ------   -------   -------   --------
If you surrender the Contract at the end of the
applicable time period:                            $  918    $1,327    $1,673    $2,275

If you annuitize, or do not surrender the
Contract at the end of the applicable time
period                                             $  198    $  612    $1,052    $2,275

INDEPENDENCE PREFERRED VARIABLE ANNUITY            1 YEAR   3 YEARS   5 YEARS   10 YEARS
---------------------------------------            ------   -------   -------   --------
If you surrender the Contract at the end of the
applicable time period:                            $  927    $1,355    $1,720    $2,369

If you annuitize, or do not surrender the
Contract at the end of the applicable time
period                                             $  207    $  640    $1,098    $2,369

                                                           Alison T. White, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                                  April 20, 2006
                                                                    Attachment 2
                                                                   Page 15 of 19


INDEPENDENCE 2000 VARIABLE ANNUITY                 1 YEAR   3 YEARS   5 YEARS   10 YEARS
----------------------------------                 ------   -------   -------   --------
If you surrender the Contract at the end of the
applicable time period:                            $  830    $1,065    $1,329    $2,296

If you annuitize, or do not surrender the
Contract at the end of the applicable time
period                                             $  200    $  618    $1,062    $2,296

                                                              Alison White, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                                  April 20, 2006
                                                                    Attachment 3

   ATTACHMENT 3. FUND EXPENSE TABLE FOR REVOLUTION ACCESS (REG NO. 33-84769), REVOLUTION EXTRA (REG. NO. 333-84767), REVOLUTION VALUE (REG. NO. 333-81127),
       AND DECLARATION AND PATRIOT (REG NO. 333-64947) VARIABLE ANNUITIES

FUND ANNUAL EXPENSES. (as a percentage of Fund average net assets for the fiscal year ended December 31, 2005, except as stated in the Notes that follow this table.)

TOTAL ANNUAL FUND OPERATING EXPENSES                              MINIMUM   MAXIMUM
------------------------------------                              -------   -------
Range of expenses that are deducted from Fund assets, including
management fees, Rule 12b-1 fees, and other expenses               0.50%     1.28%

                                                      MANAGEMENT     OTHER       TOTAL FUND
                                                         FEES      EXPENSES   ANNUAL EXPENSES
                                                      ----------   --------   ---------------
JOHN HANCOCK TRUST (NAV):                                                          (NAV)
500 Index Trust B (See Note 6.)                          0.47%       0.03%         0.50%
Active Bond Trust                                        0.60%       0.07%         0.67%
Blue Chip Growth Trust (See Notes 1, 2 and 4.)           0.81%       0.07%         0.88%
Bond Index Trust B (See Notes 2 and 6.)                  0.47%       0.03%         0.50%
Capital Appreciation Trust (See Notes 1 and 2.)          0.81%       0.05%         0.86%
Equity-Income Trust (See Notes 1, 2 and 4.)              0.81%       0.05%         0.86%
Financial Services Trust (See Notes 1, 2 and 5.)         0.82%       0.09%         0.91%
Global Bond Trust (See Note 2.)                          0.70%       0.12%         0.82%
Growth & Income Trust (See Note 1.)                      0.68%       0.08%         0.76%
Health Sciences Trust (See Notes 1, 2 and 4.)            1.05%       0.12%         1.17%
High Yield Trust (See Notes 1 and 2.)                    0.66%       0.07%         0.73%
International Equity Index Trust B (See Note 6.)         0.55%       0.04%         0.59%
Managed Trust (See Notes 2 and 3.)                       0.69%       0.06%         0.75%
Mid Cap Index Trust (See Notes 1 and 2.)                 0.49%       0.04%         0.53%
Mid Cap Stock Trust (See Notes 1 and 2.)                 0.84%       0.08%         0.92%
Mid Value Trust (See Notes 1, 2 and 4.)                  0.98%       0.08%         1.06%
Money Market Trust B (See Note 6.)                       0.49%       0.04%         0.53%
Overseas Equity Trust (See Notes 1 and 2.)               1.05%       0.23%         1.28%
Real Estate Securities Trust (See Notes 1 and 2.)        0.70%       0.06%         0.76%
Short-Term Bond Trust (See Notes 1 and 2.)               0.59%       0.09%         0.68%
Small Cap Growth Trust (See Notes 1 and 2.)              1.07%       0.06%         1.13%
Small Cap Index Trust (See Notes 1 and 2.)               0.49%       0.04%         0.53%
Small Cap Value Trust (See Note 1.)                      1.07%       0.05%         1.12%
Total Return Trust (See Note 2.)                         0.70%       0.07%         0.77%
Total Stock Market Index Trust (See Notes 1 and 2.)      0.49%       0.04%         0.53%

NOTES TO FUND ANNUAL EXPENSES TABLE.

1. The management fee shown for this Fund reflects the method of calculating the advisory fee that became effective during October, 2005 and assumes these changes were in effect for the year ended December 31, 2005. Under this method, the applicable portion of the Fund's aggregate net assets are combined with the applicable portions of one or more other funds having the same subadviser for the purpose of determining advisory fee break points.

2. The amounts shown for this Fund reflect the advisory fee rates that became effective April 29, 2005. Expenses shown in the table assume these changes were in effect for the year ended December 31, 2005

3.   This Fund commenced operations on April 29, 2005.

4. The subadviser has voluntarily agreed to waive a portion of its subadvisory fee for John Hancock Trust's Blue Chip Growth Trust, Equity-Income Trust, Health Sciences Trust, Mid Value Trust, Science & Technology Trust, Small

                                                           Alison T. White, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                                  April 20, 2006
                                                                    Attachment 3
                                                                   Page 17 of 19


     Company Value Trust, Spectrum Income Trust and Real Estate Equity Trust series. This waiver is based on the combined average daily net assets of these Funds and the following funds of John Hancock Funds II: Blue Chip Growth Fund, Equity-Income Fund, Health Sciences Fund, Science & Technology Fund, Small Company Value Fund, Spectrum Income Fund and Real Estate Equity Fund (collectively, the "T. Rowe Funds"). Under the voluntary agreement, the subadviser will reduce its fee by 5.00% for the amount of the T. Rowe Funds' combined average daily net assets in excess of $750 million and, effective November 1, 2006, by an additional 2.50% for the amount of the T. Rowe Funds' combined average daily net assets in excess of $1.5 billion. The adviser has also voluntarily agreed to reduce the advisory fee for each Fund by the amount that the subadvisory fee for that Fund is reduced. These voluntary fee waivers may be terminated at any time by the subadviser or the adviser.

5. The management fee shown reflects the rates of advisory fees for the Financial Services Trust that became effective October 14, 2005. Prior to that date, the adviser voluntarily agreed to reduce its advisory fee the Fund to such rates (0.85% of the first $50 million of the Fund's average annual net assets; 0.80% of the next $450 million and 0.75% of the Fund's average annual net assets over $500 million).

6. This Fund commenced operations on April 29, 2005. "Other Expenses" shown in the table for this Fund are based on estimates for the current fiscal year. The adviser for this Fund has agreed, pursuant to its agreement with the John Hancock Trust, to waive its management fee (or, if necessary, reimburse expenses of the Fund) to the extent necessary to limit the Fund's "Annual Operating Expenses". A Fund's "Annual Operating Expenses" includes all of its operating expenses including advisory fees and Rule 12b-1 fees, but excludes taxes, brokerage commissions, interest, litigation and indemnification expenses and extraordinary expenses of the Fund not incurred in the ordinary course of the Fund's business. Under the agreement, the adviser's obligation will remain in effect until May 1, 2007 and will terminate after that date only if the John Hancock Trust, without the prior written consent of the adviser, sells shares of the Fund to (or has shares of the Fund held by) any person other than the variable life insurance or variable annuity insurance separate accounts of John Hancock Life Insurance Company or any of its affiliates that are specified in the agreement. If this fee waiver had been reflected, the management fee shown for the 500 Index Trust B, Bond Index Trust B, International Equity Index Trust B and Money Market Trust B would be 0.22%, 0.22%, 0.30% and 0.24%, respectively, and the Total Fund Annual Expenses shown would be 0.25%, 0.25%, 0.34% and 0.28%, respectively.

                                                              Alison White, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                                  April 20, 2006
                                                                    Attachment 4

ATTACHMENT 4. FUND EXPENSE TABLE FOR INDEPENDENCE (REG. NO. 33-34813), JHLICO INDEPENDENCE PRODUCTS (REG. NO. 33-82646) AND JHVLICO INDEPENDENCE PRODUCTS (REG. NO. 33-82648) VARIABLE ANNUITIES

FUND ANNUAL EXPENSES. (as a percentage of Fund average net assets for the fiscal year ended December 31, 2005, except as stated in the Notes that follow this table.)

TOTAL ANNUAL FUND OPERATING EXPENSES                              MINIMUM   MAXIMUM
------------------------------------                              -------   -------
Range of expenses that are deducted from Fund assets, including
management fees, Rule 12b-1 fees, and other expenses               0.50%     1.28%

FUND ANNUAL EXPENSES. (as a percentage of Fund average net assets for the fiscal year ended December 31, 2005, except as stated in the Notes that follow this table.)

                                                    MANAGEMENT     OTHER       TOTAL FUND
                                                       FEES      EXPENSES   ANNUAL EXPENSES
                                                    ----------   --------   ---------------
JOHN HANCOCK TRUST (NAV):                                                        (NAV)
500 Index Trust B (See Note 5.)                        0.47%       0.03%         0.50%
Active Bond Trust                                      0.60%       0.07%         0.67%
Blue Chip Growth Trust (See Notes 1, 2. and 4.)        0.81%       0.07%         0.88%
Bond Index Trust B (See Notes 2. and 5.)               0.47%       0.03%         0.50%
Capital Appreciation Trust (See Notes 1 and 2.)        0.81%       0.05%         0.86%
Equity-Income Trust (See Notes 1, 2 and 4.)            0.81%       0.05%         0.86%
Global Bond Trust (See Note 2.)                        0.70%       0.12%         0.82%
Growth & Income Trust (See Note 1.)                    0.68%       0.08%         0.76%
High Yield Trust (See Notes 1 and 2.)                  0.66%       0.07%         0.73%
International Equity Index Trust B (See Note 5.)       0.55%       0.04%         0.59%
Managed Trust (See Notes 2 and 3.)                     0.69%       0.06%         0.75%
Mid Cap Stock Trust (See Notes 1 and 2.)               0.84%       0.08%         0.92%
Mid Value Trust (See Notes 1, 2. and 4.)               0.98%       0.08%         1.06%
Money Market Trust B (See Note 5.)                     0.49%       0.04%         0.53%
Overseas Equity Trust (See Notes 1 and 2.)             1.05%       0.23%         1.28%
Real Estate Securities Trust (See Notes 1 and 2.)      0.70%       0.06%         0.76%
Short-Term Bond Trust (See Notes 1 and 2.)             0.59%       0.09%         0.68%
Small Cap Growth Trust (See Notes 1 and 2.)            1.07%       0.06%         1.13%
Small Cap Value Trust (See Note 1.)                    1.07%       0.05%         1.12%

NOTES TO FUND ANNUAL EXPENSES TABLE.

1. The management fee shown for this Fund reflects the method of calculating the advisory fee that became effective during October, 2005 and assumes these changes were in effect for the year ended December 31, 2005. Under this method, the applicable portion of the Fund's aggregate net assets are combined with the applicable portions of one or more other funds having the same subadviser for the purpose of determining advisory fee break points.

2. The amounts shown for this Fund reflect the advisory fee rates that became effective April 29, 2005. Expenses shown in the table assume these changes were in effect for the year ended December 31, 2005.

3.   This Fund commenced operations on April 29, 2005.

4. The subadviser has voluntarily agreed to waive a portion of its subadvisory fee for John Hancock Trust's Blue Chip Growth Trust, Equity-Income Trust, Health Sciences Trust, Mid Value Trust, Science & Technology Trust, Small Company Value Trust, Spectrum Income Trust and Real Estate Equity Trust series. This waiver is based on the combined average daily net assets of these Funds and the following funds of John Hancock Funds II: Blue Chip Growth Fund, Equity-Income Fund, Health Sciences Fund, Science & Technology Fund, Small Company Value Fund, Spectrum Income Fund and Real Estate Equity Fund (collectively, the "T. Rowe Funds"). Under the voluntary agreement, the subadviser will reduce its fee by 5.00% for the

                                                           Alison T. White, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                                  April 20, 2006
                                                                    Attachment 4
                                                                   Page 19 of 19


     amount of the T. Rowe Funds' combined average daily net assets in excess of $750 million and, effective November 1, 2006, by an additional 2.50% for the amount of the T. Rowe Funds' combined average daily net assets in excess of $1.5 billion. The adviser has also voluntarily agreed to reduce the advisory fee for each Fund by the amount that the subadvisory fee for that Fund is reduced. These voluntary fee waivers may be terminated at any time by the subadviser or the adviser.

5. This Fund commenced operations on April 29, 2005. "Other Expenses" shown in the table for this Fund are based on estimates for the current fiscal year. The adviser for this Fund has agreed, pursuant to its agreement with the John Hancock Trust, to waive its management fee (or, if necessary, reimburse expenses of the Fund) to the extent necessary to limit the Fund's "Annual Operating Expenses". A Fund's "Annual Operating Expenses" includes all of its operating expenses including advisory fees and Rule 12b-1 fees, but excludes taxes, brokerage commissions, interest, litigation and indemnification expenses and extraordinary expenses of the Fund not incurred in the ordinary course of the Fund's business. Under the agreement, the adviser's obligation will remain in effect until May 1, 2007 and will terminate after that date only if the John Hancock Trust, without the prior written consent of the adviser, sells shares of the Fund to (or has shares of the Fund held by) any person other than the variable life insurance or variable annuity insurance separate accounts of John Hancock Life Insurance Company or any of its affiliates that are specified in the agreement. If this fee waiver had been reflected, the management fee shown for the 500 Index Trust B, Bond Index Trust B, International Equity Index Trust B and Money Market Trust B would be 0.22%, 0.22%, 0.30% and 0.24%, respectively, and the Total Fund Annual Expenses shown would be 0.25%, 0.25%, 0.34% and 0.28%, respectively.